Filed By: NTS-Properties IV
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: NTS-Properties IV
Commission File No. 0-11655

NTS-Properties Associates IV, the general partner of NTS-Properties IV, included the following correction insert in a notice to limited partners sent on November 20, 2003.

CORRECTION:

The partnership’s website offered in the last sentence on page 2 of the enclosed letter is incorrect. Please use www.ntsdevelopment.com instead. We are sorry for any confusion this error may have caused.